Results of Annual Stockholder Meeting held on March 3, 2011

1.)	Election of Directors - The stockholders of the Fund elected William
	C. Kirby and Nigel S. Tulloch as Class III directors to serve for a term expiring on the date on which the annual meeting of stockholders is held in 2014.

				For 		Withheld
	William C.Kirby		18,305,366	313,324
	Nigel S. Tulloch	16,474,326	2,144,364

Other directors of The China Fund, Inc. are:

James J. Lightburn
Michael Holland
Joe O. Rogers